EXHIBIT 99.9

Mr. Jie Han
XD. Engineering Plastics Company Limited
MSPEA Modified Plastics Holding Limited

February 16, 2017

The Board of Directors
China XD Plastics Company Limited
No. 9 Dalian North Road, Haping Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang Province, P. R. China

Dear Sirs:

Mr. Jie Han (“Mr. Han”), Chief Executive Officer and Chairman of China XD Plastics Company Limited (the “Company”), XD. Engineering Plastics Company Limited (“XD Engineering”), a company incorporated in the British Virgin Islands and wholly owned by Mr. Han and MSPEA Modified Plastics Holding Limited, an affiliate of Morgan Stanley Private Equity Asia III, Inc. (“MSPEA”, together with Mr. Han and XD Engineering, the “Buyer Group”, “we” or “us”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of common stock (“Common Stock”) of the Company not already owned by the Buyer Group in a going-private transaction (the “Acquisition”).  The Buyer Group currently beneficially owns approximately 74% of the issued and outstanding shares of Common Stock of the Company on a fully diluted and as-converted basis.

We believe that our proposal of US$5.21 in cash per share of Common Stock will provide a very attractive opportunity to the Company’s stockholders. This price represents a premium of approximately 28.6% to the Company’s closing price on February 15, 2017, and a premium of approximately 29.3% to the average closing price during the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.  Buyer.  We intend to form an acquisition vehicle for the purpose of pursuing the Acquisition (the “Acquisition Vehicle”). The Acquisition will be in the form of a merger of the Company with the acquisition vehicle. We are interested only in pursuing this Acquisition and are not interested in selling our shares of Common Stock or preferred stock of the Company, as the case may be, in any other transaction involving the Company.

2.  Purchase Price.  Our proposed consideration payable for the Company’s Common Stock acquired in the Acquisition will be US$5.21 in cash per share.

3.  Financing.  We intend to finance the Acquisition with a combination of debt and equity capital.  Equity financing is expected to be provided by the Buyer Group in the form of rollover equity in the Company and cash contributions from third party sponsors.  Debt financing is expected to be provided by loans from third party financial institutions.  We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.  Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.  We would like to ask the board of directors of the

Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to confidentiality agreements with customary terms.

5.  Definitive Agreements.  Mr. Han has engaged Skadden, Arps, Slate, Meagher & Flom LLP as his U.S. legal counsel.  MSPEA has engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP as its U.S. legal counsel.  We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously.  This proposal is subject to execution of the Definitive Agreements.  These documents will include provisions typical for transactions of this type.

6.  Confidentiality.   The Buyer Group will, as required by law, promptly file a Schedule 13D amendment to disclose this letter.  We are sure you will agree with us that it is in all of our interests to ensure that we proceed our discussions relating to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.  Process.  We believe that the Acquisition will provide superior value to the Company’s stockholders.  We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it.  It is our expectation that the Board will appoint a special committee of independent directors to consider our proposal and make a recommendation to the Board.   We will not move forward with the transaction unless it is approved by such a special committee.  In addition, the transaction will be subject to a non-waivable condition requiring approval by majority shareholder vote of shareholders other than the Buyer Group.

8.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to express our commitment to working together with you to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact us.  We look forward to speaking with you.

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[Signature Page to Follow]

Sincerely,

Jie HAN

/s/ JIE HAN

XD. Engineering Plastics Company Limited

By:	/s/ JIE HAN
Name:	Jie HAN
Title:	Authorized Signatory

MSPEA Modified Plastics Holding Limited

By:	/s/ IVAN JOHN SUTLIC
Name:	Ivan John Sutlic
Title:	Authorized Signatory

[Signature Page to Proposal Letter]